BREADBELLY LLC
Profit & Loss
January through December 2022
Unaudited, NOT Reviewed or Compiled

	Jan - Dec 22
Ordinary Income/Expense	
Total Income	$1,250,635.66
Cost of Goods Sold	318,695.36
Gross Profit	931,940.30
Expense	
Amortization	3,573.00
Automobile Expense	378.51
Bank Service Charges	43,392.20
Contract Labor	3,258.09
Depreciation Expense	25,034.30
Dues and Subscriptions	1,216.72
Equipment < $2500	13,310.12
Equipment Leasing/Rental	18,671.70
Gifts	10,032.41
Insurance Expense	19,112.13
Interest Expense	29.57
Internet	2,409.57
Job Listing	1,393.00
Legal Fees	6,148.00
Licenses and Permits	3,010.00
Meals & Dining	6,518.58
Office Supplies	6,796.86
Parking	35.97
Payroll Expenses	404,236.02
Payroll Expenses Officer	30,000.00
Payroll Service Fee	724.50
Payroll Tax Expenses	51,688.71
Pest control	3,096.00
Postage	444.00
Professional Fees	17,940.00
Rent Expense	57,000.00
Rent Expense - Pier 70	12,387.60
Rent Office	30,000.00
Repairs and Maintenance	12,344.75
Security	632.34
Supplies	83,085.06
Taxes	4,158.05
Travel	607.16
Uniforms	7,568.33
Utilities	26,639.66
Total Expense	906,872.91
Net Ordinary Income	25,067.39

	Jan - Dec 22
Other Income/Expense	
Other Income	
ERC Credit Refund	91,717.07
ERC Credit Refund Interest	1,964.42
Interest Income	3.23
Tips Collected	140,257.66
Tips Paid Out	(133,747.39)
Total Other Income	100,194.99
Other Expense	
ERC Contract Labor	14,787.75
Non Deductible Expenses	198.00
Total Other Expense	14,985.75
Net Other Income	85,209.24
Net Income	**$110,276.63**

BREADBELLY LLC

Balance Sheet

As of December 31, 2022

Unaudited, NOT Reviewed or Compiled

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	$12,519.26
Other Current Assets	
A/R-Toast	14,179.75
Cash Receivable Toast	662.03
Prepaid Pass Through Tax	5,161.00
Prepaid State Tax	934.00
Total Other Current Assets	20,936.78
Total Current Assets	33,456.04
Fixed Assets	
2018 Equipment	84,915.94
2018 Equipment A/D	(63,601.00)
2018 Furniture	24,692.64
2018 Furniture A/D	(18,494.00)
2018 Goodwill	53,601.89
2018 Goodwill A/D	(16,377.00)
2018 Leasehold Improvements	25,478.20
2018 Leasehold Improvements A/D	(9,388.00)
2019 Fixed Assets	4,653.43
2019 Fixed Assets A/D	(4,653.43)
2019 Furniture	4,003.51
2019 Furniture A/D	(4,003.51)
2019 Improvements	7,582.50
2019 Improvements A/D	(768.00)
2021 Fixed Assets	22,369.16
2022 Fixed Assets	0.00
Pier 70 Improvements	
2022 Pier 70 Improvements	9,300.00
Total Pier 70 Improvements	9,300.00
Total Fixed Assets	119,312.33
Other Assets	
Clement St. Security Deposit	3,750.00
Pier70 Security Deposit	24,775.20
Total Other Assets	28,525.20
TOTAL ASSETS	**181,293.57**

BREADBELLY LLC

Balance Sheet

As of December 31, 2022

Unaudited, NOT Reviewed or Compiled

	Dec 31, 22
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	14,868.39
Credit Cards	3,684.12
Other Current Liabilities	
Gift Card Payable	3,723.24
Payroll Tax Liabilities	602.83
Sales Tax Payable	3,030.01
Wells Fargo LOC 5865	9,029.57
Total Other Current Liabilities	16,385.65
Total Current Liabilities	34,938.16
Total Liabilities	34,938.16
Equity	146,355.41
TOTAL LIABILITIES & EQUITY	**$181,293.57**

BREADBELLY LLC
Statement of Cash Flows
January through December 2022
Unaudited, NOT Reviwed or Compiled

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	$110,276.63
Adjustments to reconcile Net Income	
to net cash provided by operations:	
A/R-Toast	(1,877.90)
Cash Receivable Toast	(662.03)
Prepaid Pass Through Tax	(5,161.00)
Prepaid State Tax	(2,204.00)
Accounts Payable	2,972.66
Credit Card:WF Credit Card 3060/5204	467.90
Credit Card:WF Credit Card 3315	(1,333.72)
Credit Card:WF Credit Card 5418	1,079.22
Credit Card:WF Credit Card 7666	498.74
Gift Card Payable	3,301.40
Payroll Tax Liabilities	602.83
Sales Tax Payable	512.01
Wells Fargo LOC 5865	9,029.57
Net cash provided by Operating Activities	117,502.31
INVESTING ACTIVITIES	
2018 Equipment A/D	8,526.00
2018 Furniture A/D	2,479.00
2018 Goodwill A/D	3,573.00
2018 Leasehold Improvements A/D	1,788.00
2019 Improvements A/D	194.00
2021 Fixed Assets:2021 Bread Proofer A/D	1,972.00
2021 Fixed Assets:2021 Equipment A/D	1,973.00
2021 Fixed Assets:2021 Furniture1 - A/D	1,920.00
2021 Fixed Assets:2021 Ice Machine A/D	1,190.00
2021 Fixed Assets:2021 Mixer A/D	1,892.00
2022 Fixed Assets:2022 Equipment	(3,100.30)
2022 Fixed Assets:2022 Equipment - A/D	3,100.30
Pier 70 Improvements:2022 Pier 70 Improvements	(9,300.00)
Pier70 Security Deposit	(24,775.20)
Net cash provided by Investing Activities	(8,568.20)

	Jan - Dec 22
FINANCING ACTIVITIES	
Clement Draws	(38,637.50)
James Draws	(38,637.50)
Katherine Draws	(38,637.50)
Loan from Campecino	690.00
Loan from Clement	690.00
Loan from Wong	638.50
Net cash provided by Financing Activities	(113,894.00)
Net cash increase for period	(4,959.89)
Cash at beginning of period	17,479.15
Cash at end of period	**$12,519.26**